FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]        Form 40-F  [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]       No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the Annual Report - 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on March 8, 2006.

Exhibit 1


                               Table of Contents


Dear Shareholders                                                       4
Group financial highlights                                              6
2005 highlights                                                         7
Outlook for 2006                                                        8
Tanker Division                                                         10
Bulk Division                                                           12
Business development                                                    14

Trends in the product tanker and dry bulk segments                      15

TORM 2008 - Greater Earning Power                                       22
Human Resources                                                         24
Managing risk and exposure                                              26
Safety and quality awareness                                            28
Shareholder relations                                                   30
Corporate Governance                                                    32

Financial review                                                        34
Income statement                                                        39
Balance sheet                                                           40
Statement of changes in shareholders' equity                            42
Cash flow statement                                                     43
Notes                                                                   44
Board of directors and Management                                       68
Management's and Auditors' report                                       70

Financial statements for the parent company                             71
Glossary                                                                85
Fleet information                                                       86

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Basic
Information

Name and address:          A/S Dampskibsselskabet TORM
                           Tuborg Havnevej 18
                           DK-2900 Hellerup
                           Tel.: +45 3917 9200
                           www.torm.com

Founded:                   1889

CVR:                       22460218

Board of directors:        N. E. Nielsen (Chairman)
                           Christian Frigast (Deputy Chairman)
                           Lennart Arrias (elected by the employees)
                           Ditlev Engel
                           Rex Harrington
                           Peder Mouridsen (elected by the employees)
                           Gabriel Panayotides

Management:                Klaus Kjaerulff, CEO
                           Klaus Nyborg, CFO

Dear Shareholders

Continued profitable growth in 2005

2005 was once again a year in which TORM enjoyed favourable winds and during which the Company's focus on tank and bulk led to highly satisfactory results.

In 2005, TORM once again saw growth both in terms of better net profit and in the size of its fleet. Growth in the number of owned vessels combined with high, though volatile, freight rates within both the tanker and bulk segments meant that the net profit for 2005 of USD 299 mill. (DKK 1,795 mill.) was the best in the Company's history. Earnings per share (EPS) rose to USD 8.6 (DKK 51.5) in 2005 from USD 5.4 (DKK 32.2) in 2004.

The expansion and renewal of TORM's fleet continued during 2005, the total owned fleet increasing by 25% from 29.5 vessels to 37. The fleet owned by TORM has grown by 26% annually in the past 5 years and has, thereby, more than tripled in size since 2001. In addition, the Company has presently 9 vessels chartered - redelivering beyond 31 December 2006. This development is set to continue through an ongoing investment program and through the chartering in of additional tonnage. As a result, the fleet, and thereby the number of earning days, is set to increase by 61% - representing a total of 28 additional vessels
- by 2009 based on agreements entered into per 1 March 2006.

During 2005, the Company took delivery of 4 newbuildings:
2 LR1 and 2 MR product tankers. In line with TORM's strategy to grow the fleet, the Company purchased a further 7 modern second-hand product tankers: 2 LR1 and 5 MR. The Company also sold 4.5 of the oldest product tankers in the fleet during 2005. The product tanker fleet thereby totalled 27 vessels at year-end. The dry bulk fleet consisted on 10 owned vessels at year-end, an increase of one vessel brought about by the exercising of a purchase option on a vessel already chartered-in at a favourable price. Out of a total investment program of app. USD 625 mill. (DKK 3.9 bn.) the remaining investment program as of 1 March 2006 involves 13 vessels representing a total investment of approximately USD 500 mill. (app. DKK 3.1 bn.).

However, TORM is not just about ships. Far from it. TORM has in recent years implemented organizational improvements aimed at optimizing and documenting work processes to ensure improved efficiency and that the organization is prepared for growth. Aside from this, the Company has also expanded the activities in Singapore, Germany and the Philippines and continues to be represented in Japan and Korea via pool partners. The Singapore office is viewed as the Company's "second leg" to ensure an even closer relationship and dialogue with our customers in the region.

Growth naturally creates challenges - for example, the number of seafarers and shore-based staff has increased by 20% in 2005. TORM has, through focused recruitment and training, ensured that we continue to provide a high level of service and indeed that these standards are at similarly high levels acrossthe-board. To ensure that this is so, the Company wishes to control value-creating activities such as the recruitment and training of seafarers as well as those employed in operations. The initiatives taken in this regard will continue, because the Company strongly believes that these will, in future, be key differentiators in a world where customers and regulatory bodies over a number of years have tightened requirements considerably. To be closer to the customers the Company plans to be represented in the US in 2006.

The start of 2006 has been good and better than expected. Inspite of the good start freight rates are expected to be lower than in 2005. The decrease in freight rates will to some extent be offset by the increase in TORM's fleet.
The profit before tax forecast for 2006 is in the region of USD 140-160 mill. As at 1 March 2006, approximately 46% of TORM's earning days had been hedged.
This is more than usual.

Klaus Kjaerulff
CEO

The Board considers the result as highly satisfactory and recommends, subject to the approval by the Annual General Meeting, that a dividend of DKK 23 (USD 3.6) per share be paid, which means that the total dividend payment will be DKK 837 mill. (USD 132 mill.).

It is pleasing to note that our shareholders have been able to share in the profitable times enjoyed by the Company. TORM's share price rose 35% (2004:
150%) in 2005, and when including the dividend of DKK 15 (USD 2.7) per share paid in April 2005, the total return on the shareholders' investment in TORM was 42% in 2005 (2004: 157%).

With the proposed dividend for the financial year 2005, we will underline the exceptionally good result obtained by TORM's main activities.

TORM's investment in Norden has also in 2005 developed positively, but the transition to IFRS means that only the dividend received from Norden has affected TORM's result. We still consider the investment interesting.

TORM's progress has in turn posed significant demands on the Company. With the achievments in recent years, the Company has laid a strong foundation for the future, and it is against this background that, at the end of 2005, the Company's Board approved a new 3-year strategy named "Greater Earning Power". The Strategy is ambitious and should ensure that TORM maintains its leading and profitable position to the benefit of all stakeholders. The Strategy is an extension of the previous strategy with continued focus on tank and bulk but also with further focus on developing TORM to become a global operator. More details about the Strategy on page 22.

The Danish Government commenced a work in 2005 to ensuring Denmark's position as Europe's leading maritime nation. This initiative is needed in order to continually maintain and further develop the industry's competitive edge given that there are nations, which offer possibly an even more favourable environment than Denmark. This initiative is considered to be of great importance for the Danish shipping industry. Furthermore, the industry is working closely with the vocational schools in an effort to further improve the education of shipping trainees as well as to establish a Maritime Master Program to be run by the University of Southern Denmark. Additionally, the raising of maritime competences and standards will result from a more effective use of the maritime educational system, thus ensuring the recruitment of officer cadets.

The European Union is currently reviewing competition rules governing the maritime industry. The EU Commission has offered to issue guidelines for pooling and tramp shipping. A good, open and constructive dialogue between the industry and the EU Commission has been established as a result of which clear and practical guidelines are expected to ultimately emerge.

The Board would like to thank all employees, both at sea and ashore, for the efforts in 2005, which have created this historical result. Equally, the Board would like to express its thanks to the shareholders for the backing received. Our sincere thanks also go to our pool and other partners for the good cooperation throughout the year.


N. E. Nielsen
Chairman


2005 highlights

o Net profit after tax for the year was USD 299 mill. (DKK 1,795 mill.). The Board of directors considers the result to be highly satisfactory.

o    EBITDA was USD 351 mill. (DKK 2,105 mill.).

o Cash flow before financial items was USD (212) mill. (DKK (1,272) mill.). Cash flow from operating activities was USD 261 mill. (DKK 1,566 mill.), whilst cash flow from investing activities was USD (473) mill. (DKK (2,873) mill.).

o Shareholders' equity was USD 905 mill. (DKK 5,721 mill.) as at 31 December 2005 equivalent to USD 26.0 per share (DKK 164.2) excluding treasury shares.

o The market value of the Company's fleet as at 31 December 2005 exceeded the book value by USD 768 mill. (2004: USD 573 mill.) equating to USD 22.0 per share (DKK 139,4) excluding treasury shares.

o Return on Invested Capital (RoIC) was 33.8% (2004: 31.0%), whilst Return on Equity (RoE) was 36.9% (2004: 33.1%).

o The Company's owned fleet grew in net terms by 7.5 vessels (25%) equivalent to 310,000 dwt (19%) during the year. The Company took delivery of 12 vessels during the year and contracted 7 newbuildings not yet delivered.

o By the end of 2005, TORM had 12 ships on order and declared 2 purchase options. TORM had resold 1 of the ships from the order book for delivery in 2006. Additionally, the Company had entered into 14 T/C agreements. As such, the Company's fleet of owned and chartered vessels will, by 2009, consist of 74 vessels based on existing contracts assuming that no disposals take place and that no new agreements are entered into in the meantime.

o The profit before tax forecast for 2006 is USD 140-160 mill. In 2005, profit before tax was USD 299 mill. including dividends (USD 12.8 mill.) and gains from sales of vessels (USD 54.7 mill.).

o The Board of directors recommends, subject to approval by the Annual General Meeting, that a dividend of DKK 23 (USD 3.6) per share be paid corresponding to a total dividend payment of DKK 837 mill. (USD 132 mill.) and equivalent to a return of 7.5 % in relation to the closing price of the Company's shares on the last business day of 2005.

Outlook for 2006

The profit before tax forecast for 2006 is in the interval of USD 140-160 mill.

TORM's financial results primarily rely on the development in freight rate levels and available earning days within the product tanker and dry bulk segments. As per 1 March, 25% of the remaining earning days in the Tanker Division had been hedged for 2006 via time charter agreements or other hedging instruments. Similarly, 61% of the remaining earning days for the Bulk Division had been hedged for 2006 as of 1 March.

The profit before tax forecast for 2006 is in the interval of USD 140-160 mill. This forecast is, however, subject to a degree of uncertainty in as much as a number of unpredictable factors could significantly impact freight rates and thereby the earnings for both the product tankers and the bulk carriers. Furthermore, it is difficult to predict the timing of additional tonnage not yet contracted. For 2006 it is estimated that the following factors would have the greatest influence on earnings:

o    Worldwide economic growth

o    Consumption of clean petroleum products, especially in the US

o The level of China's import of commodities, especially iron ore, coal and grain

o    The addition of product tankers and bulk carriers

o One-off events such as strikes, political instability in the oil exporting countries, weather conditions, shut-down of refineries, etc.

The graph above shows the effect that variations in freight rates will have on the full year pre-tax profit for 2006. The changes are based on the number of earning days for 2006 not already hedged through existing charter agreements, and the change in the result through a variation in freight rates of USD 1,000/day in all 5 segments amounts to USD 10 mill.

Tanker Division

The tanker market is expected to be positively affected by an accelerated increase in worldwide demand for oil in 2006, negated by a relatively substantial number of newbuilding product tanker deliveries.

The global product tanker fleet will, as it did in 2005, be affected by a historically large newbuilding order book of ships due for delivery in 2006. As in 2005, the anticipated net increase in 2006 in the fleet in the 3 segments operated by TORM is approximately 17% (source: Fearnleys).

The net growth is expected to be reduced in the succeeding years and then normalized - not least in light of what is expected to be a relatively substantial phasing out of single-hulled product tankers in the run up to 2010.

Worldwide consumption of oil is expected to increase in 2006 by 2% according to the Energy Information Administration - EIA - with China and the US being the largest consumers. The figure compares with an increase in 2005 of 1.5%. The long distances involved in the transportation of clean petroleum products - attributable to the fact that additional refinery capacity is far away from the main consuming countries - (see p. 16) will, when combined with growth in consumption, continue to positively affect the product tanker market.

For commercial and competitive reasons TORM will not provide the Company's specific rate expectations for 2006, unlike last year, when the Company did so. TORM has instead chosen to give the market's expectations through a time charter equivalent rate.

The decrease in freight rates will probably to some extent be offset by the increase in TORM's fleet, which will increase the number of earning days in 2006 by 26% as against 2005. As at 1 March 2006, approximately 36% of TORM's product tankers had been hedged for 2006 at satisfactory rates.

Bulk Division

The Bulk Division has for the past 2 years experienced very high, but also highly volatile freight rates. It is TORM's expectation that freight rates will continue to be volatile in 2006 and also somewhat lower than in 2004-2005.

The newbuilding order book for 2006 - and thereby deliveries of new vessels - is significant although for the subsequent years, it is relatively modest notwithstanding the very high freight rates experienced in recent years.

The demand and thereby the freight rates in the bulk market in 2006 will be driven to a great extent by the development in the world economy, especially in China. As a result of what TORM believes will be another period of great volatility, the Company has decided to hedge a considerable part of its exposure to the bulk market for 2006 in the same way as was done in 2005, in other words by chartering out a number of vessels for periods of 1-2 years. As such, TORM has hedged approximately 69% of the earning days for the Panamax vessels in 2006 at an average rate of USD 18,360/day as at 1 March 2006. This will serve as a solid earnings base for the Bulk Division. The Company will continue to seek period coverage for the remainder of the unhedged earning days.

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Tanker Division

The market for the Company's product tankers reached a historical peak in 2005, characterized by high but volatile freight rates with strong earnings especially during the first and fourth quarters.

An unusually high growth in oil consumption towards the end of 2004 ensured that the product tanker market had a strong beginning in 2005.

During the second quarter of 2005, the product tanker market experienced a normal seasonal decrease. However, the ongoing growth in demand in the US for the import of gasoline and other oil products - especially up to the holiday season - ensured a satisfactory product tanker market during mid-year. Towards the end of the summer holiday period in the US, the market eased somewhat.

Hurricanes Katrina and Rita - that struck the southern US with such tragic effect during the third quarter -- had a major and boosting effect on the product tanker market in 2005. 95% of oil production in the Mexican Gulf was interrupted, and 20% of local refining capacity was temporarily shut down. The refining capacity in the US was restored to normal output levels during the fourth quarter.

Demand for transportation capacity increased further as a result of low inventory levels of refined products in the Western Hemisphere - the effect of high oil prices and limited refining capacity. In the opinion of the Company these low inventories, expressed in "days of consumption", combined with lack of refinery capacity often result in wild swings in demand for product tankers - something that also occurred in 2005.

Rates were once again on the rise towards year-end, reaching very attractive levels despite a large number of product tanker newbuildings - 17% as against 20% in 2004 entering the market in 2005 (source: Fearnleys). Concurrently, oil demand grew by 1.5% in 2005 (3.3% in 2004 - source: EIA), and on average freight rates during the year were 5.0% higher than in 2004 (source: Clarksons). It is considered very positive, and to some extent surprising, that the freight market has remained so firm for most of the year.

Ton-miles, which indicates the total demand for capacity, rose by 7.1% in 2005 versus 6.2% in 2004 (source: Fearnleys). However, it should be noted that there is great uncertainty when estimating this figure.

Operating profit totalled USD 216.9 mill. for the year. The Tanker Division had 36% more earning days in 2005 than in 2004.

TORM's position

TORM expanded and renewed its fleet of modern product tankers throughout 2005. During the year, the Company took delivery of 4 newbuildings and purchased 7 modern second-hand vessels. At the end of 2005, TORM's product tanker fleet consisted of 27 owned vessels and 6 chartered vessels, 2 of which included purchase options, which were exercised during the fourth quarter of the year with delivery scheduled to take place in the first quarter of 2006. Growth in capacity measured in tons deadweight was 28%, whilst the growth in the number of earning days totalled 36%. The average age of the fleet owned by TORM was 4 years, making it one of the world's youngest fleets of product tankers.

TORM has over an extended period of time gradually increased the number of vessels it has taken on time charter from third party owners for delivery during the period 2006-2009. The contracts are typically of 3-7 years' duration and have been entered into at rate levels favourable in comparison to market levels prevailing at the end of 2005. The gradual process of building this chartered fleet has come about as part of the agreed strategy "Greater Earning Power", where the objective for the product tanker fleet is to consist of approximately 70% owned and 30% chartered vessels.

Bulk Division

In 2005, freight rates prevailing in the dry bulk segment did not quite match those of 2004, as the recovery in rates during the second half of the year did not materialize.

The dry bulk market began the year strongly following the very firm tone reached in the fourth quarter of 2004, but has again been extremely volatile throughout 2005.

At the outset of 2005, a large part of the world bulk fleet was idle in ports, especially in Australia and China, awaiting loading or discharge due to lack of port capacity. This contributed to maintaining the very high rates experienced towards the end of 2004 and early into 2005. From mid 2005, however, port delays were reduced to more normal levels in most ports.

A lower rate of growth in the import mainly of coal and iron ore primarily by China during the third quarter, coupled with an increase in newbuilding deliveries and limited scrapping, resulted in an across-the-board fall in freight rates as the year progressed. Notwithstanding these trends, however, rates ended the year considerably above the historical mean of 12,644 USD/day for the period 1990-2005 (source: Clarksons).

Operating profit totalled USD 86.3 mill. for the year, which is a litlle lower than in 2004. The Bulk Division had 11% fewer earning days in 2005 than in 2004.

Given the rise in freight levels in 2003 and 2004 to levels never seen before, TORM elected to take advantage of these circumstances by chartering out a substantial part of the dry bulk fleet on longer term time charter - often for periods of about 1 year. These longer period charters have tended to reduce the risk inherent in a market of such volatility. TORM has continued to pursue this strategy successfully in 2005, which has meant that the Bulk Division's income has not been significantly affected by the market's volatility.

At the end of 2005, TORM's Panamax dry bulk fleet consisted on 8 owned and 7 chartered-in bulk carriers, 3 of which include purchase options. Additionally, the Company owns 2 Handysize vessels.

In continuation of the Strategy "Greater Earning Power" TORM has for some time gradually increased the number of vessels on time charter from third party owners with delivery during the period 2006 - 2009. The contracts are typically of a duration ranging from 3 - 8 years and are at favourable rate levels compared to market rates prevailing at the end of 2005.

Business development

In 2005, a new division "Shipowning and Sale & Purchase Division" was established with a brief to focus on investments in newbuildings, sale and purchase of second-hand tonnage and the development of new projects on behalf of TORM and, to a lesser extent, TORM's partners. The division was involved in a considerable number of transactions in 2005 and is seen as a key element in the implementation of the adopted Strategy "Greater Earning Power". The Division is also involved in general business development working in close cooperation with the Tanker and Bulk Divisions. As a natural link between investment and market information, the division also incorporates research and analysis.

In 2005, the value of transactions - newbuildings and second- hand tonnage - totalled approximately USD 1 bn. (approximately DKK 6 bn.). Furthermore, 10 charter partiers involving product tankers and bulk carriers were entered into.

Product tanker

Newbuilding prices were at a very high level throughout the entire year in 2005. Demand for all types of product tankers was strong throughout 2005, but as a result of yard capacity, yard asking prices for the 3 sizes of product tankers operated by TORM differed somewhat:

o Prices for LR2 product tankers (the Aframax segment) were stable in 2005. At the end of 2005, there was limited yard capacity available for this segment up until and including the end of 2009.

o During 2005, some yards reduced prices for LR1 product tankers (the Panamax segment) in response to a sudden drop in the contracting of container vessels, which gave rise to yard capacity being freed up sufficiently to offer LR1 berths.

o Demand for MR product tankers (Handymax segment) was strong in 2005, which meant that no capacity was available until the end of 2009. A few owners - especially in Japan - were understood to have made enquiries about 2010 deliveries.

Early in 2006, the company entered into a contract for the construction of a further 2MR product tankers with "1A Super" Ice Class designation for delivery in 2009. Price levels of second-hand product tankers increased overall in 2005, particularly for MR vessels. The second-hand price of a 5 year-old MR product tanker was approximately USD 46 mill. which was similar to the asking price of a newbuilding. Throughout 2005, in general terms, price levels of all modern tonnage were very firm.

Dry Bulk

Newbuilding activity within the bulk segment was generally very limited in as much as the yards generally preferred to focus on much more lucrative ship types such as LNG, container vessels and tankers. A few yards, primarily based in Japan, were at year-end 2005 offering Panamax bulk carriers for 2008 delivery.

Prices of second-hand bulk carriers have doubled as a result of the firm rates prevailing in the dry bulk market in recent years. At certain stages, a 5 year-old vessel has been more expensive than a newbuilding for later delivery. During the early part of 2005, the price of a 5 year-old Panamax vessel reached USD 45 mill. At year-end 2005, the price had fallen to app. USD 30 mill. - a development which given the volatility of this market calls for caution.


Trends

Trends in the product tanker and dry bulk segments

This section describes significant trends and tendencies which TORM's Management believes will have an effect on future operations.

16   Refineries are moving away from the Western Hemisphere

17   Shipping and derivatives

18   Service

19   The oil market

20   Order book - delivery of new tonnage

Refineries are moving away from the Western Hemisphere

In recent years, the clear trend has been for expansion of refinery capacity to occur primarily in areas other than the Western Hemisphere, which in turn remains the major consumer area.

From the present time through to 2012, additional refining capacity will primarily be built in OPEC - especially in Saudi Arabia. In addition to this, China and India are expected to increase capacity through to 2010 (source: PVM Oil Associates). Refining capacity in Europe and the US will conversely only be increased slightly and, as such, insufficiently to meet demand. This will result in longer transportation distances given the resulting increase in demand for clean petroleum products emanating from the Middle East and the Far East destined for Europe and the US.

This trend is the result of increasingly stringent environmental focus in the western part of the world coupled with the fact that the oil producing nations wish to retain more of the value added by the refining process. This trend is positive for the product tanker market.

Shipping and Derivatives

A "Forward Freight Agreement" (FFA) is a derivative product used in shipping. It is a contract to buy or sell a volume on a particular route and at a specifically agreed price to take place at some agreed future date.

The FFA market has in recent years experienced significant growth in terms of volume and active market participants. The International Maritime Exchange (IMAREX), which is an authorized and regulated market place for trading and clearing of freight derivatives, consisted of 112 members at the end of 2005 (2004: 75 members). Volume in the global trading of FFAs rose 5,000% over the last 5 years. Liquidity in the key FFA routes is growing, reflecting the increasing level of trading. The volume in the paper market depends on the volatility in the physical market and as such more trading takes place when volatility is greater.

TORM was active in the FFA market during 2005 and expects to continue using the derivatives market as a means of hedging freight rates. As a consequence of the increased trading volume in the FFA market together with the expected influence on the physical market the Company has decided to establish a separate FFA desk in 2006.

Service

The ongoing and ever increasing safety and environmental requirements have considerable consequences both ashore and at sea.

The International Maritime Organization (IMO), the individual flag states as well as the classification societies issue requirements and regulations governing ship design and the operation of vessels. The requirements represent a wide spectrum of rules from the construction of vessels and its equipment to the operation of the vessel as well as the qualifications for officers and ratings - along with the Company's own qualifications in respect of vessel operations. On top of this, customers have to an increasing extent begun to issue their own environmental and safety requirements. The effect is increased demand for the establishment and documentation of routines and procedures.

TORM expects that this development will over time mean that it will become progressively difficult to identify differences in the way in which high quality shipowners operate their tonnage. As such service will in the future become a key differentiator.

TORM considers this to be a positive development which underpins the Company's chosen strategy in this regard - namely to aim for the highest quality in terms of education and training, design and shipbuilding thereby ensuring a very high level of service.

The oil market

Inventories of clean petroleum products have been at very low levels since 2003. This has been the result of significant consumption combined with a policy to keep inventories deliberately low. At the same time the high and increasing oil prices resulted in reluctance by many market participants to have too much capital tied up in large inventories. The low inventories in turn result in erratic deliveries, occasionally forcing market participants to pay very high freight rates.

The graph below illustrates the historical highs and lows of inventories of clean petroleum products in the OECD nations expressed in "days of consumption".

order book - delivery of new tonnage

Freight rates in both the product tanker and bulk segments are strongly influenced by the number of vessels available and, as a consequence, the delivery of new tonnage into the market and the scrapping of older vessels.

Product tank

The delivery of newbuilding product tankers during the period 2006 - 2009 will be at historically high levels. The existing global order book of product tankers due for delivery from the present time to 2009 represents approximately 40-45% of the existing world fleet in the 3 segments operated by TORM.

In 2003, the EU and the IMO adopted new and revised rules covering the phasing out of single-hulled tankers. The rules will result in the phasing out of single-hulled tankers, which have not been built since the beginning of the 1990s, up to 2010. It is anticipated that up to 25% of the world product tanker fleet will be phased out or will operate in areas, where the IMO rules are not observed.

Dry bulk

The net addition of Panamax bulk carriers to the existing fleet in 2006 will be considerable, but in the subsequent years, the order book is modest seen in the context of the very strong dry bulk market experienced in recent years. Freight rates for the Panamax bulk carriers are affected not only by newbuilding deliveries in the Panamax fleet, but also by the addition to the fleet of Capesize vessels (addition of 19% of the total fleet up to 2009) and Handymax vessels (addition of 15% of the total fleet up to 2008) (source: Fearnleys).

TORM 2008 - Greater Earning Power

Towards the end of 2005, TORM's Board approved a new 3-year strategy plan termed "Greater Earning Power". This Strategy is ambitious and is aimed at ensuring that TORM continues to be in a leading and profitable position.

The Strategy plan focuses on the following areas:

o    Ensuring high long-term return on equity and the TORM share.

o Even greater focus on the development of the Company's organizational structure and the employes' skills.

o Use of the Company's market position to achieve better market intelligence and knowledge and thereby improve the basis on which decisions are made, the speed of such decisions and thereby reducing uncertainty.

o Establish its own organization or work in cooperation with pool partners in the key geographical centres woldwide in order to further improve customer service.

o    Secure significant growth in both the product tanker and dry bulk segments.

o Tank shall continue to be the most significant business area. Growth shall in general come from within the existing business segments.

o Investments will primarily be in the product tanker segment, whereas growth within the bulk segment shall principally be via chartering in of vessels and/or the exercising of purchase options.

o The break down between owned and chartered-in vessels shall at the end of the 3-year period be approximately 70% owned and 30% chartered-in tonnage in order to reduce the capital tied up and with the aim of increasing flexibility.

The Strategy is an extension of the recent years' strategy and has continued focus on product tank and on a smaller scale dry bulk. However, TORM puts more emphasis on setting up a globally operating organization and developing employees and competences corresponding to these ambitions.

It is TORM's ambition to increase the number of earning days significantly, subject to such growth being profitable for the Company and its shareholders. Based on TORM's newbuilding order book and ships commitments for time charter as of 1 March 2006, the number of earning days will already be increased by 43% by year-end 2008 (2009: 61%).

Tanker Division

It is TORM's long-term goal to be a significant consolidator of the product tanker market within the LR2, LR1 and MR segments and thereby become the undisputed leading player in the product tanker market. This development should come about through growth within each pool, but first and foremost through the Company's own growth and development. This is expected to result in better earnings against a background of an improved market position, improved vessel utilization, offering customers more flexibility as well as the benefits deriving from large-scale purchasing power including crewing.

TORM anticipates being able to expand its product tanker fleet by continuing its ambitious newbuilding program, through the purchase of existing vessels or fleets or through being open to a merger with other companies should this be judged to be in the interest of TORM's shareholders and the Company's further development. Additionally, TORM will increase the number of long-term chartered product tankers, possibly inclusive of purchase options.

Bulk Division

The dry bulk market is highly fragmented, and TORM sees no possibility for this market to be consolidated during the period in which the revised Strategy is implemented, let alone in the years thereafter.

The Bulk Division is focused on the Panamax segment and currently has no newbuildings on order. Growth will principally come about via chartering in vessels, unless potentially interesting investment opportunities come about.

Chartering in is, according to the Company's assessment, the most cost effective way in which to increase the market share. The Strategy for the Bulk Division is based on chartering in tonnage for longer periods combined with purchase options. Accordingly, it will continue to be the Company's policy to hedge a significant portion of this forward exposure, so as to guard against volatile trading conditions.

TORM expects to slowly increase its exposure to the dry bulk market by expanding in the Panamax segment only, when the timing for doing so is considered optimal.

Financial strategy

The Company enjoys a very solid financial foundation, which ensures that there is capacity available for further profitable expansion when the timing is considered to be right. This is the key to the Company's Strategy.

In light of the currently very high freight levels and thereby vessel prices combined with the Company's criteria for financial returns, prudence and caution continue to be the order of the day. It is against this background that TORM wishes to retain a significant financial capacity to undertake investments when the timing is right.

The timing of investments and entering into commitments is absolutely crucial - in shipowning as much as in any business. Therefore, favourable as well as unfavourable market conditions mean that implementation of the Strategy within the planned time horizon may in the event not prove to be possible.

Human resources

2005 has been a year of strong growth in TORM's fleet and corporate activity generally as a result of which the number of employees ashore and at sea also grew.

Ashore

At the end of 2005, 113 people were employed at TORM's office in Copenhagen including personnel seconded to other offices and the site offices in Korea and China. Added to this are local employees in Singapore and Germany. The total number of shore-based personnel was 126. In the Copenhagen office alone, the number of employees increased by nearly 20% in 2005 .

Most of the new employees have joined the Tanker Operations and the Technical Division, and 4 trainees also joined the Company. TORM sees its ability to attract and retain capable people as an important element of the Company's development. The development and education of trainees and younger staff continue to form a key element in TORM's expansion as well as paving the way for tomorrow's leaders. In 2005, TORM together with other shipowners established a new shipping education program due to commence in 2006. Whilst the principle that shipping is best learnt `'on the job" is retained, more weight will be placed on theory and the ongoing competence enhancing courses available at Danish centres of learning and international management institutes.

Despite the ever increasing demand for shipping employees, it is with pleasure that TORM can report only a slight increase in employee turnover to 8.0% (2004:
6.2%) and it has also proved possible to attract capable and competent new employees when required. The considerable growth, which TORM has experienced in recent years, and the resultant significant increase in the number of employees has meant that TORM today employs a capable and dynamic group of young people. The average age of all employees is 41 years with 7 years being the average duration of employment in TORM. This will also help ensure energy and renewal within the organization.

A comparatively low sickness absenteeism rate of 4 days per employee per annum also underscores a willingness and enthusiasm for working for TORM.

It is also important for TORM to ensure that all employees can enjoy the prospect of a life long, ongoing international training and education at relevant Danish and international institutions of higher learning, enabling them and the Company to compete in the market place and to help in the implementation of TORM's Strategy in 2006 and beyond.

At sea

TORM's ongoing expansion has led to a considerable increase in the number of seafarers. At the end of 2005, nearly 1,200 seafarers were associated as opposed to nearly 1,000 at the end of 2004 - an increase of 20% in 2005. In order to keep up with the expansion, the Company engaged a number of Croatian officers early in 2005 as a result of which the Company today employs Danish, Scandinavian, Filipino and Croatian seafarers. The turnover in seafarers is considered acceptable with a figure of around 5% which is comparatively low.

In 2005, the Company employed 7 new trainee officers whereby at year-end 2005 a total of 49 trainees were trained by the Company. This is a significant contribution to "The Blue Denmark".

TORM's recruitment office in the Philippines made good progress during 2005 and additional staff has been engaged in response to the increasing work load.

In order to maintain and increase knowledge, a number of relevant courses in shipowning operations have been held both in Denmark and the Philippines during which specific subjects relevant to ships' operations have been covered in detail.

During the second half of 2005, the first steps were taken with regard to the implementation of a TORM Training and Competence Platform (TTCP) - an internet based tool which without doubt affords a greater overview and thereby a better utilization of competences as well as optimizing educational and training activities. TTCP ran as a pilot project towards the end of 2005 with the intention of fully implementing the system during the first half of 2006.

MANAGING RISK AND EXPOSURE

TORM operates globally, and consequently the Company is exposed to changes in economic, political and legal circumstances. Furthermore, shipowning and operating is highly sensitive to macro economics resulting in a number of risks for the industry's participants. These can be divided into commercial and financial risks.

As commercial risks are considerable, it is the Company's policy to reduce the financial risks to a considerable degree.

Political Risks

In shipping there are considerable political risks which can result in significant variations in earnings.

Commercial risks

Earnings volatility

The Company's income is principally generated from individual voyages, fixed at rates reflecting market conditions prevailing at the time and with an average duration of 20-40 days. To a lesser extent, income is also generated from time charter agreements typically of 6 to 12 months' duration. As such, TORM is exposed to the considerable volatility inherent in the freight markets. By participating in well-established pool arrangements risk is reduced to a degree, primarily via a greater geographical spread and fewer waiting days which are the direct results of the greater market presence offered by pooling.

Freight income is to a certain extent covered against volatility through the use of cargo contracts, FFAs and time charters, and in 2005 above 1/3 of freight earnings derived from the Company's tankers were secured in this way. Time charter parties accounted for 75%, as this hedging instrument resulted in higher rates than offered by the "paper market". TORM does not apply hedge accounting to FFA contracts.

In order to achieve a greater degree of control over the Company's freight positions, the Company will implement a Risk Management system based on the Value-at-Risk method. Furthermore, as an integral part of the Company's shipowning and Sale & Purchase Division, an analyst function was established in 2005 with a view to providing market research and trends for the product tanker and bulk segments as well as trends and tendencies for the world economy, which are deemed to have a significant influence on the Company's business areas. This development is designed to ensure that the Company's Shipowning and strong commercial expertise is complemented with analyses in order that the Company can make decisions on the basis of more thorough analysis and evaluation, and thereby reduce risks and utilise potential business opportunities.

Volatility in purchase and selling prices The fleet expansion taking place, particularly in the Tanker Division and primarily through a substantial newbuilding program, also encompasses a number of risk elements. These include the timing for placing contracts and the value of the vessels - which can vary considerably during their lifetime. The Company strategy is through an effective overall portfolio management of the assets and a solid financial foundation, to always be in a position to be able to purchase and sell tonnage when the timing to do so is considered optimal.

With regard to TORM's newbuilding program, where at year-end there were 11 vessels on order at Chinese yards, guarantees for the Company's prepayments have been put in place by the yards throughout the building period in accordance with the relevant newbuilding contracts. All guarantees have been arranged via state owned banks. At year-end 2005, the value of the total prepayments to the yards concerned was USD 97 mill. excluding a newbuilding from a korean already sold for delivery in 2006.

Fleet casualties and accidents

National and international rules, regulations and conventions mean that the Company can incur considerable liabilities in the event that a vessel should be involved in an oil spill or emission of other environmentally damaging agents. In order to reduce or eliminate the likely effect this could have on the Company's financial position, the fleet has been insured in internationally renowned P&I clubs with the maximum coverage offered in the insurance market.

The total insurance package consists of a wide insurance cover of vessel and cargo, including environmental damage, pollution and third party casualty and liability, hull and machine damage, total loss and war cover. All owned vessels are furthermore insured for loss of hire for a period of up to 90 days in the event of a casualty. The Company's policy is to place insurances only with the most highly rated insurers - presently some 8-10 companies - along with the use of 2 P&I clubs in order to spread risk. Insurances are only arranged with companies having a rating of BBB or better.

Movement in bunker prices

The Company's operating result is affected by movements in the price of fuel oil consumed by the vessels - known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunker requirements for a period of up to 12 months forward. In 2005, the Company hedged 25% of its bunker requirements using hedging instruments. As at 31 December 2005, the Company had hedged the price for 29% of its bunker requirements for 2006, and the market value of these contracts as at year-end was USD 0.0 mill. (2004: (0.8) mill.). TORM does not apply hedge accounting to bunker hedges. A hypothetical price change of 1% point per ton of bunker oil would lead to a change in expenditure in 2006 of USD 1.2 mill. based on the expected bunker consumption.

In light of the Company's pool structure, bunker hedging for tankers is not done in respect of an individual vessel when it has been chartered out. Instead, bunker hedging is planned taking into account the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

For the bulk carriers, the bunker requirements are similarly hedged to match cargo contractual obligations, but the requirements are generally less given that a larger part of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers. All bunker hedging and indeed any other form of hedging is carried out only based on specific requirements.

Credit risk

For customers of long standing, it is normal practice that the payment of freight takes place after a vessel has discharged her cargo. For newer, smaller and less well known customers the Company's financial risk is limited by the fact that it is a condition that freight is paid prior to the cargo's discharge or, alternatively, that a suitable guarantee is placed in lieu thereof. The Company's receivables, therefore, primarily consist of receivables from cross over voyages, to a lesser extent, outstanding demurrage. For the past 5 years, the Company has not experienced any losses in respect of charter payment or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 97-98% which is considered satisfactory given the differences in interpretation of event. Demurrage represents approximately 5% of total freight earnings.

FINANCIAL RISKS

Nearly all of the Company's income and charter obligations and by far the largest portion of operating costs as well as assets and liabilities are in USD. The Company is thus exposed to USD exchange rate swings and changes in interest rates. In order to manage these risks, the Company utilises financial hedging instruments.

Exchange rate risk

As TORM uses USD as measurement currency and most of the Company's transactions are in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

Exchange rate risks are assessed in relation to the USD, and the Company's policy is to limit the impact of exchange rate movements on the financial statements and on the financial position of the Company.

In order to minimize the exchange rate risk on the year's estimated result, the Company typically enters into forward contracts. The expected cash flow in relation to the payment of technical expenses in non-USD related currencies, salaries, wages and other administrative expenses and dividends are typically covered for a period of up to 1 year ahead. All things being equal, a variation of 1% in the USD/DKK exchange rate would result in a change in the net profit of USD 0.8 mill. in 2006. Shareholders' equity as of 31 December 2005 would be affected to the tune of USD 4 mill. should the USD exchange rate change by 1%. At year-end 2004, the Company had no forward hedging contracts in respect of operating costs for 2005. In 2005, the Company entered into exchange rate contracts for the sale of USD 7 mill. against DKK and sold USD 43 mill. spot in order to cover the DKK cash requirements for operating costs in 2005. As such, in 2005 spot and term exchange contracts for a total of USD 50 mill. were unwound at an average exchange rate of 6.17 as against the average exchange rate for the year of USD against DKK of 6.00. Furthermore, the Company sold USD 8 mill. partly to fund the payment of dividends in 2006 at an exchange rate of
6.26 against DKK.The Company decided to sell its bond portfolio of USD 58 mill. during 2005 in order to cover its DKK requirements. In addition, TORM entered into an agreement to buy put-options in the amount of USD 16 mill. which leaves 28% coverage of the expected DKK cash flow - excluding the payment of dividends
- for 2005. With regard to the put-options, the counterpart must buy USD from TORM at an exchange rate of 6.00 to the DKK. In case the USD/DKK exchange rate exceeds 6.81, the counterpart can purchase USD from TORM at an exchange rate of
6.00 per USD. In 2005, the Company had entered into agreements to purchase put-options in the amount of USD 35 mill. inclusive of a `'knock-in"' element for the counterparty. None of these options were called neither by Torm nor by the counterpart during the option period.

Interest rate risk

TORM's interest rate risks are in practical terms connected to the interest bearing mortgage debt. All the Company's loans for financing vessels are based on variable interest rate loans and are in USD. The Company's interest bearing USD debt increased from year-end 2004 to year-end 2005 by USD 395 mill. to USD 791 mill. Of the Company's priority debt in USD with variable interest rates USD 60 mill. will be due within a 12 months period and USD 268 mill. after 1 - 5 years. The average effective interest rate is between 3.4% and 5.4%. Please refer to note 13 for further details regarding our interest bearing debt.

In certain cases, the Company utilises financial instruments to control the effects, which interest rate fluctuations can have on earnings and cash resources. The Company typically makes use of interest rate swaps, which are entered into for periods of up to 5 years, although generally of 2-4 years' duration when acceptable interest rate levels can be achieved. For shorter period interest rate coverage the Company from time to time makes use of FRAs.

The profile of the instruments always matches the loan profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, the Company takes into consideration expected interest rate developments and future changes to the composition of the fleet in order to meet ongoing and future market expectations and requirements.

The portion of the interest swaps hedging the USD mortgage debt with maturity within 1 year was USD 31 mill. and USD 125 mill. after 1 - 5 years. The average effective interest rates were between 2.6% and 4.5%. The market value of the Company's interest rate swaps was USD 6.6 mill. at year-end 2005 (2004: USD 0.2 mill.).

At year-end, the Company had covered 77% of its total 2006 interest costs at an average rate of 4.5% including margin. For the period 2007-2009, the coverage is stable to falling at an average of 39%. The fixed interest debt has an average period of 3 years remaining, expiring between 2007 and 2013. A change of 1% point in unhedged variable interest debt will result in interest rate expenses of USD 2.0 mill. in 2006.

REPORTING

The Board and Management continuously receive and evaluate information on the above-mentioned risks.


Safety and quality awareness

TORM has a continuing focus on safety on board the vessels and through a proactive approach to this area, incidents and accidents are being prevented. Over the last 5 years a database of so-called near-accidents has been developed within the Company. When a person onboard a vessel or ashore is involved in a near-accident, the event is reported to the Safety Department where the details of the report are then assessed and the lessons learned recorded.

The details of the reports and the lessons learned are then distributed throughout the fleet. In order to further expand the experience TORM is participating in a project where a database of near-accidents is being built up with input from other Danish shipowners and ship managers. Consequently, any shipowner will be able to receive experience transfer from other participants in the scheme.

A program of Safety Awareness Training Courses has also been developed and implemented in 2005. The aim of these courses is to anchor the TORM Safety Culture and ensure that all persons on board are conscious of the high safety standards required within the TORM fleet.

The Tanker Manager and Self Assessment Scheme (TMSA) issued by OCIMF (Oil Companies International Marine Forum) is a voluntary self-assessment scheme based on a detailed set of key performance indicators. These indicators are all geared to the safe and environmentally responsible operation of tankers, and they are a valuable tool to enhance the safety performance on board the vessels as well as ashore.

During 2004 and 2005, all security procedures were reviewed and updated according to the Green Award and TMSA requirements. As for all safety and quality work, the TMSA and Green Award Scheme are a continuing process aimed at improving the performance of the safety, quality and environmental protection levels to the highest possible standards.

Apart from the above-mentioned value adding process the compliance itself with the TMSA and Green Award Scheme requirements is expected to result in fewer external vetting inspections by the Oil Majors given that the Company's current status is always available for the Oil Majors via a web-based database.

Fewer external inspections are primarily in relation to office audits, but in future they could also involve the vetting of the vessels. This would offer a degree of relief to the officers and ratings and thereby save time in general.

Over the last 5 years the TORM fleet has tripled numerically. It has been a challenging task to expand the fleet at such a pace while at the same time maintaining or improving the skills and understanding of all the officers and ratings in respect of the continuing safe operation of all the vessels. It is considered that the expansion has gone well.

The Company has also succeeded in taking newbuildings straight from the shipyard to sea without any significant problems with regard to pre-vettings, ISM compliance, USCG requirements and the various statutory shipboard response plans.

Over the past few years, the Lost Time Accident Frequency (LTAF), which is the number of Lost Time Accidents per million exposure hours, has been between 1.5 and 2.2. This level is considered satisfactory. TORM's target for LTAF is 1.5. The number of seafarers employed by TORM has increased significantly in recent years, i.e. in 2004 by 40% and in 2005 by 20%, which has made the LTAF vary. All newly employed seafarers are subject to a comprehensive training program where TORM's strong safety culture is highlighted with the greatest emphasis. Despite these efforts, however, some accidents, although not serious, can be attributed to a lack of safety awareness. Therefore the safety awareness training is currently being reviewed and improved taking into account the experiences gained.

The International Ship and Port Facility Security Code, the ISPS Code, that addresses the security of the vessels in port and at sea, preventing piracy and terrorist attacks, smuggling,

stowaways, etc., has now been in force for 1.5 year. Before the implementation on 1 July 2004, great concern was expressed throughout the shipping industry including some scepticisme as to how these rather stringent rules should be implemented on the world fleet as well as the ports serving international trade.

TORM's experience in this field indicates that this concern has proved to be unfounded. The Company has not had any significant problems during port calls or at sea; only the fact that in some parts of the world, the seafarers' opportunity for shore leave has been extremely restricted, which is an area of concern to the Company given the importance that the Company attaches to the well-being of its seafarers.

Collision

Late at night on the 28 June 2005 a Torm owned tanker was anchored off the port of Ulsan. Dense fog enveloped the area when the vessel had to weigh anchor in order to proceed into the port of Ulsan. The Master was assisted by 2 pilots when the vessel departed from the anchorage with slow speed.

A cargo vessel had just left the port of Ulsan and was heading south, crossing the anchorage area, without following the designated fairway. This vessel was identified on the ARPA (Automatic Range and Plotting Aid) onboard the Torm tanker. The ARPA indicated a possible collision, wherefore the Master tried to contact the vessel by VHF without success.

The collision occurred 10 minutes after the Torm tanker had left the anchorage. Luckily no one was hurt.

An investigation into the accident revealed several root causes, such as the lack of proper communication between the bridge team and the pilot, and also between the pilots and the port control.

The accident has lead to new safety precautions measures being implemented in the Quality and Safety Management system.

Shareholder Relations

TORM wishes to provide relevant, accurate and timely information to all investors and partners.

TORM has in recent years maintained a close contact with the financial markets through roadshow presentations, telephone conferences and quarterly and full year reports. In 2005, approximately 200 meetings were held with institutional investors and analysts in Denmark, the Nordic countries, Europe and the US. This active investor relations program increases awareness of the Company and ensures a sounder basis upon which to evaluate TORM as a partner, an investment or a borrower. During 2005, TORM was included in the Copenhagen Stock Exchange's KFX/OMXC20 index.

TORM wishes to ensure that existing and potential investors are at all times sufficiently informed about important developments and that the Company is perceived to be professional, approachable and trustworthy.

The total daily turnover of the TORM share increased in 2005. The turnover of the TORM share on the Copenhagen Stock Exchange increased considerably in 2005, whilst turnover on NASDAQ fell during the year. On average, the daily turnover was in the region of DKK 51.6 mill. (USD 8.6 mill.) in 2005.

TORM's share price increased by 35% in 2005. Taking into account the payment of dividends of DKK 15 per share the total return for shareholders was 42% in 2005.

TORM's share capital consists of 36.4 mill. shares of DKK 10. The shares, which are bearer shares, are listed on the Copenhagen Stock Exhange. In addition, TORM is listed on NASDAQ in the form of American Depositary Receipt (ADR). TORM had more than 9,000 registered shareholders as at 31 December 2005 representing 73% of the share capital. At year-end 2005, approximately 11% of TORM's share capital was converted to ADRs. The following shareholders have reported that they own more than 5% of the share capital according to Section 29 of the Danish Securities Trading Act covering share dealings:

Corporate Governance

Good corporate governance is a key element in the creation of shareholder value and in gaining the trust of customers, partners and the financial markets.

It is TORM's policy to ensure that the Company is at all times managed in an orderly and proper manner. The Board has laid down clear management guidelines in order to ensure that the Company is managed in a manner in which trustworthiness and ethics are at the core. These values are at the foundation of the Company and contribute towards the creation of value for the Company and its shareholders.

TORM's Board of directors and Management have an ongoing dialogue to continually improve the management of the Company. The Board meets a minimum of 5 times per annum according to the rules of procedures for the Board of directors and Management. In 2005, 11 Board meetings where held. The Board lays out clear policies and directives for Management's implementation. The Management in turn implements these guidelines in their day-to-day management.

TORM's Board consists of 7 members of which 2 are elected by the employees in accordance with Danish law. The 5 directors elected at the Annual General Meeting and the 2 Board members elected by the employees are elected for a 4-year term, the next election being in 2007. The Board members elected by the employees have the same rights, obligations and responsibilities as the directors elected at the AGM.

The Board has formed an Audit Committee that meets at least twice per annum. Additionally, the Board has formed a Remuneration Committee.

It is the Board's opinion that the payment to Management is in accordance with market conditions.

The Board and Management own less than 0.1% of TORM's share capital.

In the annual report for 2006, TORM will implement the recommendations for good corporate governance including the "comply-or-explain" principle from the Copenhagen Stock Exchange. The "comply-or-explain" principle implies that the companies are required to either comply with the recommendations for corporate governance or explain why they do not comply with the recommendations.

Aside from complying with Danish rules, regulations and standards, TORM is also obliged in connection with the NASDAQ listing to comply with a number of requirements under the Sarbanes-Oxley Act, of which the most important are the requirements listed in Section 404.

The Sarbanes-Oxley Act enacted a number of standards, rules and regulations aimed at good management, covering American and foreign private issuers. One of the requirements under the Sarbanes-Oxley Act is that Management shall provide declarations in respect of the Company's internal controls, these being required to be documented and kept up-to-date.

TORM is already well advanced with the work involved in ensuring compliance with the Sarbanes-Oxley Act and will be in a position to document and to comply with the rules in time for the release of the 2006 results. Aside from complying with the relevant laws, TORM expects to increase the Company's focus on internal controls and risk management, which will positively contribute to the Company's business procedures and processes both in the short and long term. Total expenditure in connection with complying with the Sarbanes-Oxley Act, including IT costs, is expected to be less than USD 1 mill.

For an overview of Danish corporate governance and key differences between corporate governance in Denmark and the Anglo-Saxon practices, please refer to the Company's website www.torm.com.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: March 13, 2006
                                               By: /s/ Klaus Nyborg
                                                   --------------------------
                                                       Klaus Nyborg
                                                       Chief Financial Officer






03810 0001 651399